UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)(*)


                              Royal Precision, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                  780921-10-2
                                 --------------
                                 (CUSIP Number)

                             Kenneth J. Warren, Esq.
                          5920 Cromdale Drive, Suite 1
                               Dublin, Ohio 43017
                                 (614) 766-1960
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 24, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                               Page 1 of 14 Pages

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 2 of 14 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kenneth J. Warren
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER

     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     3,163,872
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     337,931
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,279,586
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    56.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 3 of 14 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thomas A. Schneider
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     4,900
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     3,900
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,127
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 4 of 14 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Johnston Family Living Trust
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER

     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     28,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       28,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     7,800
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    35,800
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 5 of 14 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard P. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER

     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     3,187,972
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     676,509
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,311,486
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    57.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 6 of 14 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jayne A. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER

     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     3,187,972
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     676,509
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,311,486
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    57.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

        The title and class of equity securities to which this statement relates: common stock, par value $.001 per share of Royal Precision, Inc. ("Common Stock")

        The name and address of the principal  executive  offices of the issuer:
Royal Precision, Inc., 15170 North Hayden Road, Suite 1, Scottsdale, Arizona 85260.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed on behalf of a "group" as such term is used in Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The members of the group ("Group") are: Thomas A. Schneider, Johnston Family Living Trust (the "Trust"), Richard P. Johnston, Jayne A. Johnston and Kenneth J. Warren.

        Richard P. Johnston and Jayne A. Johnston are the trustees of the Johnston Family Living Trust.

        Additional information about the members of the group is provided below.

        Thomas A. Schneider
        President, Chief Operating Officer and Chief Financial Officer Royal Precision, Inc.
        15170 North Hayden Road, Suite 1
        Scottsdale, Arizona 85260
        Principal Business: Golf equipment manufacturing and sales

        Richard P. Johnston
        Director; Chairman of the Executive Committee
        Royal Precision, Inc.
        15170 North Hayden Road, Suite 1
        Scottsdale, Arizona 85260
        Principal Business: Golf equipment manufacturing and sales

        Jayne A. Johnston
        Trustee
        Johnston Family Living Trust
        4350 Greens Place
        Wilson, Wyoming 83014
        Principal Business: Investment

        Johnston Family Living Trust
        4350 Greens Place
        Wilson, Wyoming 83014
        Principal Business: Investment
        State of Organization: Wyoming

        Kenneth J. Warren
        Attorney
        5920 Cromdale Drive, Suite 1
        Dublin, Ohio 43017

        During the last five years,  none of the above named  persons has either
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On August 24, 1999, the Trust, Thomas A. Schneider and Kenneth J. Warren agreed that the Trust would purchase a total of 11,700 shares of Common Stock on the open market and sell 3,900 of those shares to each of Mr. Schneider and Mr. Warren. Mr. Schneider and Mr. Warren each agreed to issue a promissory note to the Trust as payment for the shares they individually purchased from the Trust. The principal amount of each promissory note will equal one-third of the total price paid by the Trust for the 11,700 shares.

ITEM 4. PURPOSE OF TRANSACTION.

        The Group was formed for the purpose of the Trust financing Thomas A. Schneider's and Kenneth J. Warren's purchase of 3,900 shares of Common Stock each.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

        Except as described in this Item 5 and in Item 4 and Item 6 hereof, no member of the Group effected any transactions in Common Stock during the past 60 days.

TABULAR PRESENTATION:

        Thomas A. Schneider, Johnston Family Living Trust, Richard P. Johnston, Jayne A. Johnston and Kenneth J. Warren as a group:


     Aggregate number of shares of Common Stock beneficially         3,332,713
     owned (including 136,141 shares which may be acquired pursuant to stock options within 60 days of the Group formation):

     Percentage of class (1):                                             57.4%

     Number of shares subject to sole voting power:                      4,900

     Number of shares subject to shared voting power:                3,191,672

     Number of shares subject to sole dispositive power:                 1,000

     Number of shares subject to shared dispositive power            1,018,540

Thomas A. Schneider:

     Aggregate number of shares of Common Stock beneficially            25,127
     owned (including 20,227 shares which may be acquired pursuant to stock options within 60 days of the Group formation):

     Percentage of class (1):                                      less than 1%

     Number of shares subject to sole voting power:                      4,900

     Number of shares subject to shared voting power:                        0

     Number of shares subject to sole dispositive power:                 1,000

     Number of shares subject to shared dispositive power                3,900

Johnston Family Living Trust:

     Aggregate number of shares of Common Stock beneficially owned:      35,800

     Percentage of class (1):                                      less than 1%

     Number of shares subject to sole voting power:                      28,000

     Number of shares subject to shared voting power:                         0

     Number of shares subject to sole dispositive power:                 28,000

     Number of shares subject to shared dispositive power                 7,800

Richard P. Johnston:

     Aggregate number of shares of Common Stock beneficially          3,311,486
     owned (including 115,914 shares which may be acquired pursuant to stock options within 60 days of the Group formation):

     Percentage of class (1):                                              57.3%

     Number of shares subject to sole voting power:                           0

     Number of shares subject to shared voting power:                 3,187,972

     Number of shares subject to sole dispositive power:                      0

     Number of shares subject to shared dispositive power               676,509

Jayne A. Johnston:

     Aggregate number of shares of Common Stock beneficially          3,311,486
     owned (including 115,914 shares which may be acquired pursuant to stock options within 60 days of the Group formation):

     Percentage of class (1):                                              57.3%

     Number of shares subject to sole voting power:                           0

     Number of shares subject to shared voting power:                 3,187,972

     Number of shares subject to sole dispositive power:                      0

     Number of shares subject to shared dispositive power               676,509

Kenneth J. Warren:

     Aggregate number of shares of Common Stock beneficially          3,279,586
     owned (including 115,914 shares which may be acquired pursuant to stock options within 60 days of the Group formation):

     Percentage of class (1):                                              56.7%

     Number of shares subject to sole voting power:                           0

     Number of shares subject to shared voting power:                 3,163,872

     Number of shares subject to sole dispositive power:                      0

     Number of shares subject to shared dispositive power               337,931

----------
(1) Based on 5,667,375 outstanding shares of Common Stock. The percent owned calculations are based on the number of shares of Common Stock outstanding plus, where appropriate, those shares subject to unexercised options which are exercisable within 60 days.

GROUP ACTIVITIES:

        Pursuant to the understanding among the Group members, the Trust made the following purchases of Common Stock:

        -   500 shares for $2.25 per share on August 24, 1999;

        -   6,300 shares for $2.50 per share on August 24, 1999;

        -   100 shares for $2.375 per share on August 24, 1999;

        -   1,500 shares for $2.50 per share on August 26, 1999;

        -   900 shares for $2.50 per share on August 26, 1999;

        -   400 shares for $2.50 per share on August 27, 1999;

        -   400 shares for $2.50 per share on August 30, 1999; and

        -   1,600 shares for $2.50 per share on August 31, 1999.

        The total number of shares purchased pursuant to the understanding among the Group members was 11,700 shares. The Trust retained one-third of all the shares purchased and sold one-third of the shares purchased to each of Thomas A. Schneider and Kenneth J. Warren.

        The total purchase price of the shares purchased pursuant to the understanding among the Group members was $29,112.50 plus commissions ("Total Price"). Mr. Schneider and Mr. Warren have each agreed to issue a promissory note with a principal amount equal to one third of the Total Price as payment for the shares which they have purchased from the Trust. Mr. Schneider and Mr. Warren have each agreed to pledge the shares they have purchased from the Trust to secure their respective payment obligations under these promissory notes.

ADDITIONAL INFORMATION ON SECURITY OWNERSHIP:

        Thomas A. Schneider: 25,100 shares of Common Stock (including 20,227 shares subject to options exercisable within 60 days and 3,900 shares which he has agreed to pledge to the Trust to secure his payment obligation to the Trust under the promissory note he has agreed to issue to the Trust). Mr. Schneider expressly declares that his filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D except for the 4,900 shares owned directly by him.

        Johnston Family Living Trust: 35,800 shares of Common Stock including 7,800 shares which Thomas A. Schneider and Kenneth J. Warren have agreed to pledge to the Trust to secure their payment obligations under promissory notes they have agreed to issue to the Trust. The Trust expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D except for the 28,000 shares directly owned by it and the 7,800 shares pledged to it by Mr. Schneider and Mr. Johnston.

        Richard P. Johnston: Mr. Johnston may be deemed a member of the Stockholder Agreement Group (See Item 6) which reported beneficial ownership of 3,273,486 shares of Common Stock (including 115,914 shares subject to options exercisable within 60 days) in its latest Schedule 13G. Mr. Johnston is a trustee of the Johnston Family Living Trust which beneficially owns 35,800 shares of Common Stock. Mr. Johnston is a trustee of the Johnston Family Charitable Remainder Trust #3 which beneficially owns 648,509 shares of Common Stock including 2,000 shares which this trust purchased on August 26, 1999 for $2.50 per share and 200 shares which this trust purchased on August 24, 1999 for $2.50 per share. Mr. Johnston owns options to purchase 25,052 shares of Common Stock which options are exercisable within 60 days and which are included in the shares reported by the Stockholder Agreement Group. Mr. Johnston expressly declares that his filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D. except for 25,052 common shares subject to options exercisable within 60 days which are owned directly by Mr. Johnston.

        Jayne A. Johnston: Mrs. Johnston may be deemed a member of the Stockholder Agreement Group (See Item 6) which reported beneficial ownership of 3,157,772 shares of Common Stock (including 115,914 shares subject to options exercisable within 60 days) in its latest Schedule 13G. Mrs. Johnston is a trustee of the Johnston Family Living Trust which beneficially owns 35,800 shares of Common Stock. Mrs. Johnston is a trustee of the Johnston Family Charitable Remainder Trust #3 which beneficially owns 648,509 shares of Common Stock including 2,000 shares which this trust purchased on August 26, 1999 for $2.50 per share and 200 shares which this trust purchased on August 24, 1999 for $2.50 per share. Mrs. Johnston's spouse, Richard P. Johnston, owns options to purchase 25,052 shares of Common Stock which options are exercisable within 60 days and which are included in the shares reported by the Stockholder Agreement Group. Mrs. Johnston expressly declares that her filing of this Schedule 13D shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the
Schedule 13D.

        Kenneth J. Warren: 353,454 shares of Common Stock including 15,323 shares subject to options exercisable within 60 days and 3,900 shares which he has agreed to pledge to the Trust to secure his payment obligation to the Trust under the promissory note he has agreed to issue to the Trust. Mr. Warren expressly declares that his filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D except for the 338,131 shares owned directly by him and the 15,323 shares subject to options owned by him and which are exercisable within 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        STOCKHOLDER AGREEMENT TO WHICH RICHARD P. JOHNSTON, JAYNE A. JOHNSTON AND KENNETH J. WARREN ARE PARTIES. On May 12, 1997, Danny Edwards, Drew M. Brown, DMB Property Ventures Limited Partnership, the general partner of which is DMB GP, Inc. (the shareholders of DMB GP, Inc. are Drew M. Brown, Mark N. Sklar and the Bennett Dorrance Trust dated April 21, 1989), Mark N. Sklar and Bennett Dorrance, Trustee of the Bennett Dorrance Trust dated April 21, 1989 (the "Edwards Parties") and Christopher A. Johnston, RPJ/JAJ Partners, Ltd., the general partners of which are Richard P. Johnston and Jayne Johnston, David E. Johnston, Berenson Minella & Company, L.P., the general partners of which are Berenson Corp., an S corporation owned by Jeffrey L. Berenson, and Minella Corp., an S corporation owned by Raymond J. Minella, and Kenneth J. Warren (the "Johnston Parties") entered into a stockholder agreement (the "Stockholder Agreement") whereby the parties agreed that the Royal Precision, Inc. ("RP") board of directors shall be composed of nine members, three of which will be elected by the Edwards Parties and six of which will be elected by the Johnston parties. Berenson Minella & Company, L.P. is the sole general partner of Berenson Minella Investment Partnership, L.P. No. VI. Pursuant to the Berenson Minella Investment Partnership, L.P. No. VI partnership agreement, the RP common shares registered in the name of Berenson Minella & Company, L.P. have been contributed to Berenson Minella Investment Partnership, L.P. No. VI.

        Richard P. Johnston and Jayne A. Johnston transferred 626,309 of common shares of RP from RPJ/JAJ Partners, Ltd. to the Johnston Family Charitable Remainder Trust #3 ("Johnston Trust #3") after the date of the Stockholder Agreement. The trustees of the Johnston Trust #3 are Richard P. Johnston and Jayne Johnston.

        The latest filing by the group ("Stockholder Agreement Group") formed by the Stockholder Agreement was Amendment No. 1 to Schedule 13G filed on February 16, 1999. That filing reported the removal of Christopher A. Johnston as a party to the Stockholder Agreement and his exit from the group.


                                                                PAGE IN MANUALLY
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.                      SIGNED ORIGINAL

         (1) Statement Pursuant to Rule 13d-1(f)                      14

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 1999


JOHNSTON FAMILY LIVING TRUST



By:/s/ Richard P. Johnston
------------------------------------
Print Name:Richard P. Johnston
Title: Trustee




/s/ Thomas A. Schneider                     /s/ Richard P. Johnston
------------------------------------        ------------------------------------
Thomas A. Schneider                         Richard P. Johnston


/s/ Jayne A. Johnston                       /s/ Kenneth J. Warren
------------------------------------        ------------------------------------
Jayne A. Johnston                           Kenneth J. Warren